                                                                      EXHIBIT 99

                                                [LETTERHEAD OF CB RICHARD ELLIS]

P R E S S  R E L E A S E
--------------------




FOR IMMEDIATE RELEASE -- November 11, 1998

For further information:
At the Company             At the Financial Relations Board
Joseph Fitzpatrick         Karen Taylor                        Stephanie Mishra
Corporate Communications   General Information                 Investor/Analyst Contact
(213) 613-3033             (310) 442-0599                      (415) 986-1591

CB RICHARD ELLIS POSTS STRONG THIRD QUARTER RESULTS

 . 54% revenue and 72% EBITDA gains

 . 20% EPS growth - in line with consensus expectations

 . Growth across business segments


Los Angeles, CA (November 11, 1998)

CB Richard Ellis (NYSE:CBG), the world leader in commercial real estate services, today released third quarter financial results and reported strong growth in revenues, EBITDA, and EPS over prior year levels. A 54% increase in revenues, a 72% EBITDA increase and a 20% increase in EPS, before nonrecurring items, highlighted the report.

Chairman and Chief Executive Officer Jim Didion commented, "We are very pleased with the gains we achieved on a combined basis, the performance of each of our businesses and the tremendous strides we have made in firmly establishing ourselves in the global marketplace." Didion further explained that EBITDA grew more rapidly than revenues during the period, evidencing the productivity and leverage the company can deliver through its scale and global infrastructure. From a cash flow perspective, Didion noted, "Our cash flow was on target during the period, and earnings per share ("EPS") were in line with analysts' estimates, notwithstanding additional interest costs incurred during the three months, due to timing of acquisition closings and differing expectations as to amortization costs."

Didion continued, "As we look to the close of 1998, and the current uncertainty in the capital markets, we continue to expect a good performance overall. While investment sales and mortgage originations may be negatively affected, our other businesses are on track and the historic strength of the fourth quarter in this industry should drive activity levels and resulting revenues."

                                   - more -

CB Richard Ellis News Release
November 11, 1998
Page 2

"While current market conditions lead to near-term uncertainty, CB Richard Ellis is the strongest firm in the industry in terms of both performance and market positioning, and we're expecting to deliver over $1 billion in revenues this year coupled with substantial profitability," declared Didion. Didion reiterated that the company expects a slowdown in investment property transactions which may continue into the first half of 1999, and some moderation in mortgage originations given the turmoil in the financial markets.

Didion explained that results this quarter relative to the prior year include the contribution from a number of acquisitions concluded since the start of the third quarter of last year, specifically REI Ltd. in April 1998, London-based Hillier Parker in July 1998, and Koll Real Estate Services ("Koll") in August 1997.

As anticipated, the company reported higher debt levels during the period due primarily to the financing of Hillier Parker and the purchase of remaining local ownership interests of its Australian and Canadian businesses. Didion commented that debt levels should begin to ratchet down now that the pace of acquisition activity has slowed and the global network is in place. According to Didion, over the next few years, internal expansion will be the main driver of the company's growth, rather than acquisitions, and the company's strong cash flow will be used to reduce current debt levels. Approximately $75 million in debt is targeted for repayment during 1999, based on current market expectations.


STOCK BUYBACK PROGRAM UNDERWAY

The company confirmed that it continues to believe that its shares are undervalued and expects to continue repurchasing shares from time to time under its $10 million stock repurchase program. The buyback program was initiated on October 16th and is in effect through December 31st. The company has purchased approximately 338,900 shares of common stock to date. At September 30, 1998, the company had 20.7 million shares of common stock outstanding.


CONSOLIDATED RESULTS

For the quarter ended September 30, 1998, consolidated revenues increased 54% to $273.8 million from $177.5 million in the 1997 third quarter. EBITDA increased 72% to $35.9 million compared with $20.9 million in 1997 (before merger-related and other nonrecurring charges). The company reported net income applicable to common shareholders of $10.1 million, or $0.48 per share, versus a net loss applicable to common shareholders of $2.9 million, or $0.19 per share in the comparable year ago quarter. Net income applicable to common shareholders in 1998 was $10.1 million, or $0.48 per share, in the third quarter, compared to net income before the effect of merger-related and other non-recurring charges of $6.5 million, or $0.40 per share during the 1997 third quarter.

For the nine months ended September 30, 1998, consolidated revenues advanced 50% to $704.2 million, up from $469.5 million in the comparable period of 1997. EBITDA excluding merger-related and other nonrecurring charges improved 72% to $79.2 million from $46.2 million in the

                                   - more -

CB Richard Ellis News Release
November 11, 1998
Page 3

comparable period of 1997. Due to the deemed dividend associated with accounting for the January 1998 repurchase of its preferred stock, the company reported a net loss applicable to common shareholders of $21.3 million in 1998 versus income of $2.2 million in the comparable year-ago period. Net income applicable to common shareholders prior to adjustments rose to $19.7 million, or $0.96 per share, from $11.6 million, or $0.79 per share, in the corresponding prior year period.

Year-to-date results include April 18 (date of acquisition) through September 30, 1998 results for REI; approximately three months contribution from Hillier Parker and the full nine month contribution from Koll, for which only one month was included in the prior year. Additionally, the one-time charges for the 1998 nine month period recorded in the second quarter totaling $16.6 million consist of costs associated with the REI acquisition and integration ($3.8 million); the change in the company's name to CB Richard Ellis ($4.8 million); and the write-down in the carrying value of the company's headquarters building ($8.0 million), all of which were anticipated. One-time charges for the comparable period in 1997 included merger-related and other nonrecurring charges of $16.0 million related to the Koll acquisition and concurrent refinancing.


MARKET FUNDAMENTALS ARE STRONG

Despite the recent disruption in the U.S. capital markets, which has affected some investment sales transactions and loan originations, the company believes real estate market fundamentals in the United States and Europe, the company's two primary markets, remain strong. Representative of the industry's strength, in the U.S. office space sector the national vacancy rate for office space dropped 20 basis points to 9% for the third quarter, compared to 9.2% last quarter, according to Torto Wheaton Research, CB Richard Ellis' Boston based real estate econometric forecasting and consulting firm.

Continued strong demand for office space fueled the declining vacancy rate in the U.S. The outlook for the remainder of 1998 continues to be favorable with healthy market fundamentals continuing.

Although national economic growth may be slower in 1999, the company believes there is only low probability of an economic recession or long-term activity slowdown occurring, particularly in the U.S. real estate economy, where inflation remains low, interest rates are low and softening, vacancy rates are at 10+ year lows, and there is little sign of over building on a national basis.

The company believes the current financial turmoil may in fact be limiting the amount of new supply entering the market in 1999 and beyond, thereby keeping demand and supply in relative balance.


SEGMENT RESULTS

For the third quarter, each business segment generated solid revenue growth and increases in EBITDA relative to the comparable prior year period. Didion stated, "We also benefited from an

                                   - more -

CB Richard Ellis News Release
November 11, 1998
Page 4

industry environment which was relatively strong during the earlier part of the quarter. And, although global economic conditions became unsettled midway through the period, with most weakened economic conditions in Asia and the American capital markets, we were able to deliver strong results, indicative of our ability to capture increased market share despite changing external conditions."


RELATIVE GAINS

For the quarter ended September 30, 1998, CB Richard Ellis generated revenue gains of 33% in Brokerage Services, which advanced to $136.4 million; 97% in Corporate Services, which rose to $20.3 million; 112% in Management Services, which improved to $34.2 million; and 71% in Financial Services, which increased to $82.9 million.


BROKERAGE SERVICES (50% OF REVENUES; GREW 33%)

The company's core business, Brokerage Services (commercial property sales and leasing), contributed 50% to consolidated revenues for the third quarter. Brokerage revenues increased 33% to $136.4 million, up from $102.7 million in the comparable 1997 quarter, attributable to appreciation in rents and increased transaction volume. EBITDA advanced 15% for the quarter.

Brett White, President, Brokerage Services, North America, said, "Our performance this quarter reflects our ability to rapidly consolidate market share from both our national and regional competitors. We believe this is because we are clearly being differentiated by our clients as offering a broader service menu than our competitors." White remained confident about growth prospects for the remainder of the 1998 and into next year, stating, "We believe that in the majority of real estate markets around the country, supply and demand are in balance, favoring stable if not appreciating rents and prices. And, in general, our transaction mix is well dispersed by client type and transaction size. This diversity helps insulate us from changing market conditions, including those in the credit markets."

Brokerage revenues from the Company's international operations contributed to the overall gains, with strong year-over-year performance in Europe and South America, and relatively flat results in Asia Pacific notwithstanding the depressed economies throughout the region. The Company expects solid gains internationally, both near term and long term, due to its unique positioning as the only commonly owned and commonly managed global network.


CORPORATE SERVICES (7% OF REVENUES; GREW 97%)

Corporate Services provides transaction management, advisory services and facilities management on a regional, national and international basis, and constitutes a "one-stop" shop for major corporate clients. Revenues advanced 97% to represent 7% of total revenues. The bulk of the revenue growth is attributable to the Koll and REI acquisitions. Approximately 110 million square feet of corporate facilities are now under management, a 31% increase year to date. EBITDA for the quarter was $3.0

                                   - more -

CB Richard Ellis News Release
November 11, 1998
Page 5

million, representing a 631% increase from last year, although margins remain low due to continuing investments in skilled and experienced people and systems in the business. The company reported that its client base has grown, counting over 100 major multinational and national corporations as clients.

Gary Beban, Senior Executive Managing Director, Global Corporate Advisory Services, said, "We made great strides with our client base as we have seen continued interest and active participation by corporate real estate departments embracing and enhancing outsourcing and service delivery techniques. And, our client and account management teams are concentrating on improving the consistency of our practices with established accounts and integrating complementary functions as required, all of which helps us generate strong results."

"Corporate Services performance from activity overseas continues to increase as corporations apply strategies designed to adjust production capacities to fluctuating market conditions. While industries such as telecom and financial services may be bringing some space back onto the market due to merger and consolidation activities, technology and consumer product suppliers are still maximizing their use of space, creating activity," commented Beban.


MANAGEMENT SERVICES (13% OF REVENUES; GREW 112%)

Management Services provides a wide range of property management services and manages 371 million square feet of property worldwide for hundreds of clients. Revenue advanced 112% to $34.2 million, compared to $16.1 million in the previous third quarter, to represent 13% of total revenues. EBITDA for the quarter grew at a faster rate, 306% to $5.3 million. Performance results for the current quarter reflect the inclusion of results from Koll, Mathews Click (acquired in June 1998); and Hillier Parker (acquired in July 1998) for the full three months; whereas the 1997 third quarter included just one month of Koll results.

According to Jana Turner, President, Institutional Management Services, North America, "We are pleased with our quarterly results which are attributable to both organic growth and the impact of acquisitions. Our nationwide platform has allowed us to leverage our good product mix by applying it to our management services portfolios across multiple markets. Our intent is to stay focused on building our sources of fee income, such as from The Service Direct Advantage (a tenant and client services program) and our strategic engineering group, which have both experienced strong demand from new clients and existing clients."


FINANCIAL SERVICES (30% OF REVENUES; GREW 71%)

Financial Services offers a broad range of products and services to Wall Street, institutional, corporate and offshore investors. Growth was realized across all services, including investment property acquisitions and sales, mortgage banking, valuation/appraisal, asset management and real estate market research. The company further reported its assets under management for hard-asset funds, loan funds, and mutual funds grew in terms of the aggregate value of existing funds and

                                   - more -

CB Richard Ellis News Release
November 11, 1998
Page 6

broader product offerings. Revenue from the Financial Services segment contributed 30% to consolidated quarterly revenues and increased 71% during the third quarter versus the comparable year-ago quarter. EBITDA advanced 97% for the quarter over last year's third quarter.

Ray Wirta, Chief Operating Officer of the company and Chairman, North America, stated, "Revenues reflect strong growth quarter to quarter, with top line growth in all financial services activities during the third quarter. While turmoil in the CMBS markets will have some effect on the full year results for the L.J. Melody & Company mortgage brokerage operations, it is well ahead of last year's third quarter and we are still expecting to exceed prior year results." Wirta noted the company has been in the commercial mortgage origination and servicing businesses since 1935, and the bulk of its activity is classic insurance company correspondency lending. The company takes no balance sheet risk in this business so the volatility of spreads over treasuries is not a factor in its profitability.


FORWARD-LOOKING STATEMENTS

This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this release. Such forward-looking statements speak only as of the date of this release. The company expressly disclaims any obligation to update or revise any forward-looking statements found herein to reflect any changes in company expectations or results or any change in events.

CB Richard Ellis (NYSE:CBG) is the world's leading real estate services company. Headquartered in Los Angeles with over 9,000 employees worldwide, the company serves real estate owners, investors and occupiers through over 200 principal offices in 29 countries. Services include property sales and leasing, property management, corporate advisory services and facilities management, mortgage banking, investment management, capital markets, appraisal/valuation and research and consulting. CB Commercial and REI Limited, which merged in April 1998 to form CB Richard Ellis, and Hillier Parker, which was acquired in July 1998, had combined 1997 revenues of $1.0 billion.

For more information on CB Richard Ellis Services, Inc. (via facsimile and at no cost), call 1-800-PRO-INFO and dial client code "CBG". If calling from outside the United States, please dial 1-732-544-2850.

                                     # # #

                        CB RICHARD ELLIS SERVICES, INC
                               OPERATING RESULTS
        For the Three Months Ended September 30, 1998 with Comparative
                    Figures for the Similar Period in 1997
                 (Dollars in thousands except per share data)
                                  (Unaudited)

                                                                                Quarter ended September 30,
                                                               ----------------------------------------------------------
Consolidated                                                       1998             1997         Difference      % Change
------------                                                   -------------   --------------   -------------   ---------
Revenue....................................................... $    273,803      $   177,520      $   96,283         54.2 %
Costs and expenses:
 Commissions, fees and other incentives.......................      113,559           87,588          25,971         29.7 %
 Operating, administrative and other..........................      124,309           69,046          55,263         80.0 %
 Merger-related and other nonrecurring charges................         -              12,924         (12,924)      (100.0)%
 Depreciation and amortization................................        9,337            6,098           3,239         53.1 %
                                                                -----------       ----------        ---------    --------
Operating income..............................................       26,598            1,864          24,734      1,326.9 %
Interest income...............................................          703              740             (37)        (5.0)%
Interest expense..............................................        9,628            4,158           5,470        131.6 %
                                                                -----------       ----------        ---------    --------
Income (loss) before provision (benefit) for income tax.......       17,673           (1,554)         19,227      1,237.3 %
Provision (benefit) for income tax............................        7,534             (569)          8,103      1,424.1 %
                                                                -----------       ----------        ---------    --------
Net income (loss) before extraordinary items..................       10,139             (985)         11,124      1,129.3 %
Extraordinary items...........................................         -                 951            (951)      (100.0)%
                                                                -----------       ----------        ---------    --------
Net income (loss)............................................. $     10,139      $    (1,936)     $   12,075        623.7 %
Dividend on preferred stock................................... $       -         $     1,000      $   (1,000)      (100.0)%
                                                                -----------       ----------        ---------    --------

Net income (loss) applicable to common stockholders........... $     10,139      $    (2,936)     $   13,075        445.3 %
                                                                ===========       ==========        =========    ========

Basic earnings (loss) per share............................... $       0.49      $     (0.19)     $     0.68        357.9 %
                                                                ===========       ==========        =========    ========

Number of shares used in computing basic
  earnings (loss) per share...................................   20,692,573       15,419,930       5,272,643         34.2 %
                                                                ===========       ==========       ==========    ========

Diluted earnings (loss) per share............................. $       0.48      $     (0.19)     $     0.67        352.6 %
                                                                ===========       ==========       ==========    ========

Number of shares used in computing
  diluted earnings (loss) per share...........................   21,101,324       15,419,930       5,681,394         36.8 %
                                                                ===========       ==========       ==========    ========

Adjusted diluted earnings per share (1)....................... $       0.48      $      0.40      $     0.08         20.0 %
                                                                ===========       ==========       ==========    ========

Number of shares used in computing
  adjusted diluted earnings per share (1).....................   21,101,324       16,231,034       4,870,290         30.0 %
                                                                ===========       ==========       ==========    ========

EBITDA excluding merger-related and other
  nonrecurring charges........................................ $     35,935      $    20,886      $   15,049         72.1 %
                                                                ===========       ==========       ==========    ========

(1) Excludes the effect of merger-related and other nonrecurring charges, net of tax effect.

                        CB RICHARD ELLIS SERVICES, INC
                     OPERATING RESULTS BY BUSINESS SEGMENT
For the Three Months Ended September 30, 1998 with Comparative Figures for the
                            Similar Period in 1997
                            (Dollars in thousands)
                                  (Unaudited)

                                                                                   Quarter ended September 30,
                                                                ----------------------------------------------------------------
                                                                   1998              1997           Difference         % Change
                                                                ----------       ----------         ----------        ----------
Brokerage Services
-------------------
Revenue .....................................................    $   136,435      $   102,676      $    33,759            32.9 %

Costs and expenses:
        Commissions, fees and other incentives ..............         71,469           57,280           14,189            24.8 %
        Operating, administrative and other .................         50,697           33,007           17,690            53.6 %
        Depreciation and amortization .......................          3,228            3,633             (405)          (11.1)%
                                                                  ----------       ----------       ----------        --------
Operating income ............................................    $    11,041      $     8,756      $     2,285            26.1 %
                                                                   =========        =========        =========         =======
EBITDA ......................................................    $    14,269      $    12,389      $     1,880            15.2 %
                                                                   =========        =========        =========         =======
EBITDA Margin ...............................................           10.5%            12.1%
                                                                   =========        =========
EBITDA as a percent of consolidated EBITDA ..................           39.7%            59.4%
                                                                   =========        =========


Corporate Services
------------------

Revenue .....................................................    $    20,330      $    10,300      $    10,030            97.4 %

Costs and expenses:
        Commissions, fees and other incentives  .............          6,326            5,016            1,310            26.1 %
        Operating, administrative and other .................         11,049            4,880            6,169           126.4 %
        Depreciation and amortization .......................            626              179              447           249.7 %
                                                                  ----------       ----------       ----------        --------
Operating income ............................................    $     2,329      $       225      $     2,104           935.1 %
                                                                   =========        =========        =========         =======
EBITDA ......................................................    $     2,955      $       404      $     2,551           631.4 %
                                                                   =========        =========        =========         =======
EBITDA Margin ...............................................           14.5%             3.9%
                                                                   =========        =========
EBITDA as a percent of consolidated EBITDA ..................            8.2%             1.9%
                                                                   =========        =========


Management Services
-------------------

Revenue .....................................................    $    34,163      $    16,133      $    18,030           111.8 %
Costs and expenses:
        Commissions, fees and other incentives ..............          5,951            4,642            1,309            28.2 %
        Operating, administrative and other .................         22,869           10,175           12,694           124.8 %
        Depreciation and amortization .......................          1,908              670            1,238           184.8 %
                                                                  ----------       ----------       ----------        --------
Operating income ............................................    $     3,435      $       646      $     2,789           431.7 %
                                                                   =========        =========        =========         =======
EBITDA ......................................................    $     5,343      $     1,316      $     4,027           306.0 %
                                                                   =========        =========        =========         =======
EBITDA Margin ...............................................           15.6%             8.2%
                                                                   =========        =========
EBITDA as a percent of consolidated EBITDA ..................           14.9%             6.3%
                                                                   =========        =========


Financial Services
------------------

Revenue .....................................................    $    82,875      $    48,411      $    34,464            71.2 %

Costs and expenses:
        Commissions, fees and other incentives ..............         29,813           20,650            9,163            44.4 %
        Operating, administrative and other .................         39,694           20,984           18,710            89.2 %
        Depreciation and amortization .......................          3,575            1,616            1,959           121.2 %
                                                                  ----------       ----------       ----------        --------

Operating income ............................................    $     9,793      $     5,161      $     4,632            89.8 %
                                                                   =========        =========        =========         =======
EBITDA ......................................................    $    13,368      $     6,777      $     6,591            97.3 %
                                                                   =========        =========        =========         =======
EBITDA Margin ...............................................           16.1%            14.0%
                                                                   =========        =========
EBITDA as a percent of consolidated EBITDA ..................           37.2%            32.4%
                                                                   =========        =========


Merger-related and other nonrecurring charges                    $         -      $    12,924      $   (12,924)
---------------------------------------------                      =========        =========        =========

                        CB RICHARD ELLIS SERVICES, INC
                               OPERATING RESULTS
For the Nine Months Ended September 30, 1998 with Comparative Figures for the
                            Similar Period in 1997
                 (Dollars in thousands except per share data)
                                  (Unaudited)

                                                                           Nine months ended September 30,
                                                         ---------------------------------------------------------------
Consolidated                                                1998            1997           Difference          % Change
------------                                             -----------     -----------      ------------        ----------
Revenue................................................. $   704,214       $   469,542      $   234,672          50.0  %
Costs and expenses:
   Commissions, fees and other incentives...............     310,641           237,716           72,925          30.7  %
   Operating, administrative and other..................     314,330           185,642          128,688          69.3  %
   Merger-related and other nonrecurring charges........      16,585            12,924            3,661          28.3  %
   Depreciation and amortization........................      22,086            12,272            9,814          80.0  %
                                                         -----------       -----------      -----------       -------
Operating income........................................      40,572            20,988           19,584          93.3  %
Interest income.........................................       1,968             1,959                9           0.5  %
Interest expense........................................      21,359            12,007            9,352          77.9  %
                                                         -----------       -----------      -----------       -------
Income before provision for income tax..................      21,181            10,940           10,241          93.6  %
Provision for income tax................................      10,257             4,786            5,471         114.3  %
                                                         -----------       -----------      -----------       -------
Net income before extraordinary items...................      10,924             6,154            4,770          77.5  %
Extraordinary items.....................................           -               951             (951)       (100.0) %
                                                         -----------       -----------      -----------       -------
Net income.............................................. $    10,924       $     5,203      $     4,770          91.7  %
Dividend on preferred stock............................. $    32,273 (1)   $     3,000      $    29,273         975.8  %
                                                         -----------       -----------      -----------       -------

Net income (loss) applicable to common stockholders..... $   (21,349)      $     2,203      $   (23,552)     (1,069.1) %
                                                         ===========       ===========      ===========       =======

Basic earnings (loss) per share......................... $     (1.07)      $      0.16      $     (1.23)       (768.8) %
                                                         ===========       ===========      ===========       =======
Number of shares used in computing basic
   earnings (loss) per share............................  19,917,773        14,011,922        5,905,851          42.1  %
                                                         ===========       ===========      ===========       =======

Diluted earnings (loss) per share....................... $     (1.07)      $      0.15      $     (1.22)       (813.3) %
                                                         ===========       ===========      ===========       =======
Number of shares used in computing
   diluted earnings per share...........................  19,917,773        14,662,536        5,255,237          35.8  %
                                                         ===========       ===========      ===========       =======

Adjusted diluted earnings per share (2)................. $      0.96       $      0.79      $      0.17          21.5  %
                                                         ===========       ===========      ===========       =======
Number of shares used in computing
  adjusted diluted earnings per share (2)...............  20,454,938        14,662,536        5,792,402          39.5  %
                                                         ===========       ===========      ===========       =======
EBITDA excluding merger-related and other
  nonrecurring charges.................................. $    79,243       $    46,184      $    33,059          71.6  %
                                                         ===========       ===========      ===========       =======

(1) Deemed dividend associated with the repurchase of preferred stock

(2) Excludes the effect of deemed dividend associated with the repurchase of preferred stock and merger-related and other nonrecurring charges, net of tax effect.

                        CB RICHARD ELLIS SERVICES, INC
                     OPERATING RESULTS BY BUSINESS SEGMENT
              For the Nine Months Ended September 30, 1998 with
              Comparative Figures for the Similar Period in 1997
                            (Dollars in thousands)
                                  (Unaudited)

                                                                               Nine months ended September 30,
                                                               -----------------------------------------------------------
                                                                 1998              1997         Difference        % Change
                                                               --------          --------       ----------        --------
Brokerage Services
------------------
Revenue.......................................................  $372,014         $281,858         $90,156           32.0%

Costs and expenses:
        Commissions, fees and other incentives................   196,229          157,977          38,252           24.2%
        Operating, administrative and other...................   131,878           95,539          36,339           38.0%
        Depreciation and amortization.........................     7,254            6,548             706           10.8%
                                                                --------         --------         -------         ------
Operating income..............................................  $ 36,653         $ 21,794         $14,859           68.2%
                                                                ========         ========         =======         ======
EBITDA........................................................  $ 43,907         $ 28,342         $15,565           54.9%
                                                                ========         ========         =======         ======
EBITDA Margin.................................................      11.8%            10.1%
                                                                ========         ========
EBITDA as a percent of consolidated EBITDA....................      55.4%            61.4%
                                                                ========         ========
Corporate Services
------------------
Revenue.......................................................  $ 50,104         $ 22,554         $27,550          122.2%

Costs and expenses:
        Commissions, fees and other incentives................    18,069           11,895           6,174           51.9%
        Operating, administrative and other...................    30,697           10,047          20,650          205.5%
        Depreciation and amortization.........................     1,743              305           1,438          471.5%
                                                                --------         --------         -------         ------
Operating income (loss).......................................  $   (405)        $    307         $  (712)        (231.9)%
                                                                ========         ========         =======         ======
EBITDA........................................................  $  1,338         $    612         $   726          118.6%
                                                                ========         ========         =======         ======
EBITDA Margin.................................................       2.7%             2.7%
                                                                ========         ========
EBITDA as a percent of consolidated EBITDA....................       1.7%             1.3%
                                                                ========         ========

Management Services
-------------------
Revenue.......................................................  $ 85,641         $ 38,017         $47,624          125.3%

Costs and expenses:
        Commissions, fees and other incentives................    19,301           13,758           5,543           40.3%
        Operating, administrative and other...................    57,151           21,052          36,099          171.5%
        Depreciation and amortization.........................     4,478              986           3,492          354.2%
                                                                --------         --------         -------         ------
Operating income..............................................  $  4,711         $  2,221         $ 2,490          112.1%
                                                                ========         ========         =======         ======
EBITDA........................................................  $  9,189         $  3,207         $ 5,982          186.5%
                                                                ========         ========         =======         ======
EBITDA Margin.................................................      10.7%             8.4%
                                                                ========         ========
EBITDA as a percent of consolidated EBITDA....................      11.6%             6.9%
                                                                ========         ========

Financial Services
------------------
Revenue.......................................................  $196,455         $127,113         $69,342           54.6%

Costs and expenses:
        Commissions, fees and other incentives................    77,042           54,086          22,956           42.4%
        Operating, administrative and other...................    94,604           59,004          35,600           60.3%
        Depreciation and amortization.........................     8,611            4,433           4,178           94.2%
                                                                --------         --------         -------         ------
Operating income..............................................  $ 16,198         $  9,590         $ 6,608           68.9%
                                                                ========         ========         =======         ======
EBITDA........................................................  $ 24,809         $ 14,023         $10,786           76.9%
                                                                ========         ========         =======         ======
EBITDA Margin.................................................      12.6%            11.0%
                                                                ========         ========
EBITDA as a percent of consolidated EBITDA....................      31.3%            30.4%
                                                                ========         ========

Merger-related and other nonrecurring charges.................  $ 16,585         $ 12,924         $ 3,661
---------------------------------------------                   ========         ========         =======

                        CB RICHARD ELLIS SERVICES, INC
                     CONDENSED CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                                               September 30, 1998       December 31, 1997
                                                               ------------------      ------------------
                                                                   (Unaudited)
                           ASSETS

Cash and cash equivalents                                           $  23,437              $  47,181
Other current assets                                                  154,364                 98,109
Property and equipment, net                                            62,588                 50,309
Goodwill and other intangible assets, net                             473,929                239,384
Other assets, net                                                      92,068                 65,117
                                                                    ---------              ---------
      Total assets                                                  $ 806,386              $ 500,100
                                                                    =========              =========

              LIABILITIES AND STOCKHOLDERS' EQUITY

Current maturites of long-term debt                                 $   9,089              $   4,679
Other current liabilities                                             169,644                147,937
Long-term debt, less current maturities                               390,500                146,273
Other long-term liabilities                                            54,365                 35,768
                                                                    ---------              ---------
      Total liabilities                                               623,598                334,657

Minority Interest                                                       5,752                  7,672

Stockholders' Equity

Contributed capital                                                   333,748                328,253
Accumulated deficit                                                  (156,712)              (170,482)
                                                                    ---------              ---------
      Total stockholders' equity                                      177,036                157,771
                                                                    ---------              ---------
      Total liabilities and stockholders' equity                    $ 806,386              $ 500,100
                                                                    =========              =========